Exhibit 12.2

CoreSite Realty Corporation
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(unaudited)

(in thousands except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Net income	$49,195	$81,921	$56,859	$40,052	$31,612	$10,716
Add: Fixed charges	14,941	21,484	15,184	14,639	12,016	10,792
Add: Amortization of capitalized interest	1,106	1,936	1,545	1,128	679	369
Less: Capitalized interest	(1,393)	(4,121)	(3,698)	(4,633)	(4,362)	(1,837)
Total earnings	$63,849	$101,220	$69,890	$51,186	$39,945	$20,040
Fixed charges:
Interest expense (including amortization of deferred financing costs)	$11,065	$12,612	$7,104	$5,311	$2,689	$5,236
Capitalized interest	1,393	4,121	3,698	4,633	4,362	1,837
Interest within rental expense	2,483	4,751	4,382	4,695	4,965	3,719
Total fixed charges	14,941	$21,484	$15,184	$14,639	$12,016	$10,792
Preferred stock dividend requirements	4,169	8,338	8,338	8,338	8,338	440
Combined fixed charges and preferred stock dividends	$19,110	$29,822	$23,522	$22,977	$20,354	$11,232
Ratio of earnings to combined fixed charges and preferred stock dividends	3.34	3.39	2.97	2.23	1.96	1.78